



Mirisata LLC Small Business Bond™

Bond Terms:

Bond Yield: 8.00%
Target Raise Amount: $75,000
Offering End Date: July 25, 2022

Repayment Period: 36 years (36 months)
Minimum Raise Amount: $40,000

Company Details:

Name: Mirisata LLC
Founded: June 15, 2020
Address: 2420 SE Belmont St
　　　　　　Portland, OR 97214

Industry: Limited-Service Restaurants
Employees: 7
Website: https://www.Mirisata.com/

Use of Funds Allocation:

If the maximum raise is met:

$30,000 (40.00%) – of the proceeds will go towards refinancing debt
$30,375 (40.50%) of the proceeds will go towards leasehold improvements and equipment upgrades
$12,000 (16.00%) of the proceeds will go towards deferred worker-member wages
$2,625 (3.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 8,525 Followers





Business Metrics:

	FY20	FY21	YTD 3/31/2022
Total Assets	$17,813	$64,359	$57,204
Cash & Cash Equivalents	$14,055	$18,687	$11,532
Accounts Receivable	$0	$0	$0
Short-term Debt	$0	$0	$0
Long-term Debt	$20,852	$70,282	$51,409
Revenue	$123,074	$552,724	$198,495
Cost of Goods Sold	$49,961	$210,474	$63,899
Taxes	$0	$0	$0
Net Income	-$4,698	-$5,178	$11,699

Recognition:

Mirisata LLC has been in business since 2020 as a counter-service restaurant in Portland, OR. It is structured as a worker-owned cooperative with seven members and serves 100% vegan food.

About:

Mirisata LLC is a counter-service restaurant in Portland, OR that features authentic Sri Lankan cuisine. Untraditionally, Mirisata's food is 100% vegan and much of it is gluten-free. As an immigrant- and worker-owned business in Portland, their values-driven business puts worker and community benefit at the core of its purpose. Recipes are the end product of our collaboration, rather than one head chef, founded in Sri Lankan family traditions passed down through generations.

For more information, contact our Customer Support Team at support@thesmbx.com

